

May 23, 2013

Via E-Mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re:** **Concha Y Toro Winery, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated April 18, 2013**
> **File No. 1-13358**

Dear Mr. Venegas:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. During the Company's May 22, 2013 conference call with the Staff it was communicated to the Staff that certain of the Company's prior written responses were not correct. In your response letter, please separately identify the prior response(s) that were not correct and provide the revised corrected response(s) as necessary.

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc., page F-58

2.   During the Company's May 22, 2013 conference call with the Staff it was communicated to the Staff that the Company obtained a third party valuation report in connection with its acquisition of Fetzer; and that based on this report the Company determined that the value assigned to certain acquired Fetzer assets approximated their fair value. Please provide us with a courtesy copy of this report (in English).

3.   We note your responses to comment six of our letter dated February 11, 2013 and comment two of our letter dated April 4, 2013 with respect to inventory acquired in your Fetzer acquisition. Please provide us with the additional information in the following comments with respect to your work in process, finished goods and raw materials inventory.

Work in Process (WIP) and Finished Goods Inventory

4.   Further describe to us the nature of the WIP and finished goods inventory acquired; for example, whether WIP represents wine in the production phase and finished goods represents bottled wine, or if these inventory components are comprised of other items.

5.   Reconcile the valuation information provided on page eight of your March 19, 2013 response to the information on page nine. In this regard, there are significant differences in the amounts used to arrive at the WIP and finished goods inventory values between these two pages.

6.   Further describe to us your computations of the "general and administrative costs remaining" line item on page 10 of your March 19, 2013 response, including:

   •   Why this computation does not simply multiply the 5.3% "general & administrative" assumption on page nine by the selling price in a manner similar to the other remaining costs (e.g., brand expense); and

   •   Explain how to recalculate the "total value added costs excluding G&A" amounts presented for WIP (Th$31,116.6) and finished goods (Th$6,091.3).

7.   Further describe to us your computations of the "total value added costs" line item on page 10 of your March 19, 2013 response, including:

- Explain how to recalculate the "total value added costs" amounts presented for WIP (Th$42,945.8) and finished goods (Th$8,440.4); and

- Describe the relationship between profit on sales and value added costs, and tell us why there is a direct relationship between total profit and value added costs.

8.   We note that your profit calculations result in total profit allocable to the buyer of 80% for WIP and 65% for finished goods. Please explain to us why such a large portion of the profit margin is being associated with the buyer's efforts. In your response, also address the following factors with respect to the profit allocable to the seller:

- WIP was 67.6% complete with 49% of total costs incurred while only 20% of total profit was allocable to the seller; and

- Finished goods were 100% complete with 76% of total costs incurred while only 35% of total profit was allocable to the seller.

9.   Further explain to us the nature of the following costs that are listed on page nine of your March 19, 2013 response:

- Brand expenses,

- Selling, marketing and advertising costs, and

- General and administrative costs

10.   Also explain how the those costs listed directly above relate to the completion and disposal efforts as described in your response to comment two of our letter dated April 4, 2013. In this regard, we highlight that general practice is to exclude indirect costs and general and administrative costs; and direct costs would include items such as packaging, sales commissions, transportation, etc. Please address your consideration of these points in your response letter.

Raw Materials Inventory

11.   Please describe to us the nature of the raw materials acquired. For example, whether raw materials represent grapes or if this inventory component is comprised of other items.

12.   In your response to comment two of our letter dated April 4, 2013 you state that one of your key inventory assumptions is to "assume that the estimates of raw materials reposition costs are the same as book value." Please further explain to us your basis for this assertion given that the measurement principle in IFRS 3 is fair value, and the presumption that the sales price for grapes would be greater than the cost of

producing grapes. Also tell us the assumed profit margin used to arrive at your conclusion.

Note 15. Biological Assets, page F-67

13.   We note that IAS 41 requires an entity to measure agricultural produce at the point of harvest at its fair value less costs to sell in all cases, which reflects the view that the fair value of agricultural produce at the point of harvest can always be measured reliably. Refer to paragraphs 13 and 32 of IAS 41. It appears that the Company has not historically valued its agricultural produce (i.e. grapes) at its fair value less costs to sell at the point of harvest since the adoption of IFRS. Please explain to us why you have not done so. We do not believe that IAS 41 provides any measurement exception for valuing agricultural produce at the point of harvest.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining